Exhibit 99.3

November 18, 2020 / 8:00 AM EDT.    CIIG Merger Corp. to Discuss Its Proposed Business Combination with Arrival

Corporate Participants

Peter Cuneo – Chairman of the Board of CIIG Merger Corp.

Denis Sverdlov – Founder & CEO, Arrival

Avinashi Rugoobur – President, Arrival

Tim Holbrow – CFO, Arrival

BLUESHIRT

Good morning, ladies and gentlemen. Thank you for standing by, and welcome to the Arrival Group SA and CIIG Merger Corp. Conference Call. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by CIIG Merger Corp. and may be accessed on the SEC’s website, including the exhibits thereto. In conjunction with today’s discussion, please see the investor presentation furnished as Exhibit 99.2 in CIIG’s Form 8-K to follow along and carefully review the disclaimers included therein. Please note that a Q&A session will not be conducted as part of today’s presentation. Also, statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in CIIG Merger Corp.’s Form 8-K filed today at the exhibits thereto.

For more information, please refer to the risks, uncertainties and other factors discussed in CIIG Merger Corp.’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in CIIG Merger Corp.’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

Hosting today’s call are Peter Cuneo, Chairman and CEO of CIIG Merger Corp., Denis Sverdlov, Founder and CEO of Arrival, Avinash Rugoobur, President of Arrival and Tim Holbrow, CFO of Arrival.

And now let me turn it over to Peter.

Peter Cuneo, Chairman and CEO of CIIG Merger Corp.

Thanks to everyone for dialing in. First of all, I want to state the obvious, we are tremendously excited about partnering with Arrival. We’ve looked at many electric vehicle companies in 2020, and I can say that with certainty, Arrival is truly changing the rules of the game for commercial EVs. Its technology-first approach, coupled with its vertical integration and Microfactory strategy represent a ground-breaking industry shift to deliver best in class EV solutions to the huge commercial electric vehicle space. We believe that their world-class investor base and their orders for approximately $1.2 billion, which includes orders for 10,000 units and an option to order an additional 10,000 units, will support Denis and his team in building a large, profitable and environmentally beneficial company that will change the EV landscape.

Arrival has entered into a business combination agreement with CIIG Merger Corp., with the combined company continuing as a public, NASDAQ-listed company with an implied enterprise value of approximately $5.4 billion at closing. The pro forma enterprise value of the combined company will represent a 0.4 multiple of Arrival’s 2024 pro forma expected revenue of $14.1 billion.

We are also very pleased to announce that we have received commitments for a private placement of CIIG’s Class A common stock of $400 million, anchored by tier one investors such as BlackRock, Fidelity, BNP Paribas and Wellington along with other investment funds. This PIPE will be funded upon completion of the business combination. Therefore, we expect the cash proceeds of the business combination transaction will be up to approximately $660 million at the time of closing. These funds will be used to support Arrival’s working capital and to fuel their global expansion. We expect the transaction to close in the first quarter of 2021.

Arrival has a unique history worth noting. The company was formed about five years ago when Denis Sverdlov saw an opportunity to revolutionise the auto industry. He assembled a team focused on this task and they reimagined what was possible. Looking at every single element of the vehicle development process, they were able to design a technology-driven, purpose-built electric vehicle from the ground up. Because the company was privately funded at this time, the team could focus entirely on creating ground-breaking technologies and systems.

They were essentially operating in stealth mode. Their vision is now being realised as the curtain goes up to reveal a company unlike any other.

What CIIG found in Arrival is a highly differentiated leader in the electric vehicle space. I previously mentioned their orders for approximately $1.2 billion, primarily from UPS, which truly sets them apart. Vehicle production is right around the corner, and is expected to commence in the second half of 2021. They are one of the first to achieve price competitiveness and lower Total Cost of Ownership compared to fossil fuel vehicles. Their vertically integrated approach to technology strategically positions them with a moat of valuable intellectual property. Their Microfactories, their proprietary software, their hardware and their robotics platforms position them to achieve industry leading profitability and CapEx levels.

As I mentioned earlier, we are super excited to bring this deal to our shareholders and to the market. At the end of the day, the electrification of the world’s commercial transportation fleet begins and ends with delivering an exceptional product with a compelling total cost of ownership. We believe Arrival has figured out how to do just that. The Company has assembled an outstanding leadership team, and they are poised to revolutionise, not only the EV market, but the whole automotive industry.

With that, I would like to now turn the call over to Denis and his team, they will share their perspective and further detail the go-forward opportunity.

Denis Sverdlov, Founder & CEO

Thank you Peter. I am really excited to be here today to share with you some of the highlights of our business and how we can use this transaction to accelerate our mission. Our mission is to radically transform the design, assembly and distribution of commercial electric vehicles and accelerate the mass adoption of EVs globally. Helping cities to meet their carbon reduction goals. If you follow the pack you will end up with the same issues the industry has grappled with for the last few decades, compromised products that can not keep up with the latest technology, prohibitive costs for manufacturing and low margins. Our way to resolve these problems is with a completely new method. As you will hear today, we are well on our way to achieving this goal with unique mature technology, best in class products at the right price, solid traction on sales, and a profitable business profile. This transaction will enable us to continue to scale the business and expand our global reach.

As many of you know, the commercial electric vehicle market is moving rapidly towards zero-emission vehicles, with public policy driving electrification globally. Arrival is well-positioned to capitalize on this market shift with its technology-led approach to a traditionally underserved market.

Commercial EV adoption has been slow due to a lack of suitable products for the market and the high premiums fleet operators currently have to pay for electric vehicles. This is due, in part, to the existing manufacturing methods which have remained unchanged in the auto industry for a long time. Huge capital-intensive factories lack the flexibility to adjust production according to demand. This old method requires hundreds of thousands of vehicles to be built of the same type in the same factory to achieve profitability. This old method is broken and not compatible with the modern world.

Our Microfactory approach departs from the commonly accepted rule of scale in the automotive industry. We believe Arrival can build vehicles at any scale and anywhere and still achieve highly desirable unit economics. We believe Arrival has been able to attract the best talent from a variety of industries. We’ve brought them together to create the technologies and systems that make this possible.

Arrival has developed its own proprietary components, software and sustainable composite materials. We believe these enabling technologies coupled with our pioneering Microfactory production strategy, enable the assembly of vehicles with an elevated user experience at a price competitive to fossil-fuel vehicles. We expect these vehicles to provide a lower cost of ownership than both fossil fuel and electric equivalents. We have designed all our technologies to be built within these Microfactories, utilizing a broad and deep IP portfolio which is very difficult to copy. We believe Arrival is a world leader in the technology for designing and producing vehicles.

As Peter mentioned, Arrival has been in stealth mode for almost five years, during which time we have built a team of over 1,200 people and designed multiple vehicle platforms. We’ve developed and patented a wide range of in-house technologies that enable cost competitive, highly customized, best-in-class commercial vehicles for customers and cities around the world. We are deeply engaged with global leaders in the transportation industry, such that we have approximately $1.2 billion in orders.

It is clear to our customers that with Arrival’s products there is no compromise between what’s good for business and what’s good for people and for the planet.

Let me turn it over to Avinash to share with you how we take our technologies and methodologies to execute on this huge opportunity.

Avinash

Avinash Rugoobur, President:

Thank you Denis. It’s great to be here. I’m excited to share an overview of exactly how we are leveraging the technologies Denis outlined to build a scalable and profitable commercial EV business.

I have been asked the question before: why have we chosen to focus on commercial vehicles? And the answer is simple. The demand is there today. With our first two products, the delivery van and commercial bus, we see a total addressable market of over $430 billion dollars by 2025. We have already achieved commercial traction with a significant order from UPS for 10,000 vehicles plus the option to purchase an additional 10,000 more. And we also have a considerable pipeline of late stage sales discussions for both our van and bus.

There are three key aspects to winning the commercial segment: the initial purchase price, the attributes of the vehicle and the total cost of ownership. Arrival excels in each of these three key areas as a result of its rich IP portfolio of vertically integrated technology from design through to manufacturing.

Powerful trends are combining to make the delivery van and commercial bus markets some of the fastest growing in the automotive sector with global public policy providing even more impetus to transition to zero-emissions vehicles. Importantly, the opportunity to improve sustainable transportation is meaningful in these markets – which are traditionally served by fossil fuel-powered solutions that contribute enormous amounts of greenhouse gases.

Unlike the retail segment, the commercial vehicle segment is rarely “one size fits all.” The homogenous output that the legacy manufacturing approach requires for profitability means that traditional players are limited in their ability to produce the right vehicles for this sector. Any new entrant that pursues the same legacy manufacturing process will also be limited by the same rules of economies of scale.

We believe our approach will enable customers to purchase zero emission vehicles at prices competitive with fossil fuel equivalents and with substantially better TCO results from day one. This is a huge step-change for the market: products that achieve best-in-class results and provide exceptional cost efficiency from day of purchase to the end of life. We see this as the inflection point for the acceleration of commercial electric vehicle adoption.

As Denis mentioned, the key elements that enable the production of Arrival’s products at such game-changing prices, are our Microfactories and our vertical integration.

Arrival has focused for the past five years on developing proprietary in-house technologies, including hardware, software and robotics. Our vertically integrated model allows greater control over costs, functionality and design. We have designed our own high voltage and low voltage components, including the battery module, human machine interface and autonomous compute platform. This helps us to reduce the upfront cost of our vehicles. It also reduces the impact of global supply chain issues that have emerged recently. Combined with our software layer, these components can be upgraded throughout the life of the vehicle. This leads to a higher residual value at the end of life, further improving the total cost of ownership.

Arrival’s in-house components and proprietary composite materials are both created for robotic assembly. Our materials also eliminate the need for metal stamping, metal welding and expensive paint processes. In a traditional factory, these three processes require huge amounts of space and CapEx. Arrival has managed to eliminate the need for all of them, making Microfactories possible.

We have determined that the only way to create radically different vehicles, and to address the issue of EV cost premiums, is to rethink not just the product but the process itself.

We have reimagined manufacturing from the ground up. Requiring low CapEx and deployable locally near the customer, our Microfactories produce vehicles with exceptional unit economics. We’ve effectively broken the rule of economies of scale. This is enabled through our vertical integration, which ensures all parts of the vehicle can be assembled using our pioneering cell based Microfactory approach as opposed to the existing industry production line. This cell based approach can build multiple vehicle types from the same Microfactory.

Generally 20,000 square meters, Microfactories can be set up in six months and housed in pre-existing warehouse buildings, eliminating the need for special permitting. These decentralized Microfactories can be located in the regions receiving the vehicles which further reduces the overall costs. It is also worth noting that Microfactories have the ability to revitalize local communities by providing local jobs and paying local taxes.

Digging a bit deeper, we have sized the annual capacity of each Microfactory to 1,000 buses or 10,000 commercial vans. Our model shows that ten of our Microfactories can produce the same number of annual units as a traditional OEM commercial vehicle factory - 100 thousand vans in this case - but doing it in one-tenth of the space and at less than half the CapEx.

Put another way, one Microfactory costs $45 million to build and is expected to generate $100 million of margin annually. We expect to become cash flow positive with just three Microfactories, which equates to 30,000 vehicles. By the end of 2024, we plan to have 31 Microfactories located around the world to serve expected demand. When combined with our rapid product development we expect to build mobility solutions that serve local needs at any volumes while maintaining profitability and high margins. This is radically different to how the automotive industry operates today, with centralized manufacturing that requires huge scale to be profitable and only produces low margins.

When you combine 1) our in-house components developed with cost and upgradeability in mind 2) skateboards platforms for any segment 3) our proprietary composite materials and 4) our Microfactories that can build our products with significantly lower CapEx anywhere in the world - we believe you end up with best in class products at the right initial purchase price and a better total cost of ownership. This is a new method and a transformation in how the industry operates.

But we don’t stop there. Denis, can you share some details about our software capabilities and the go to market for our bus and van?

Denis Sverdlov, Founder & CEO

I’ll start by reminding you that we have designed all of our vehicles from the same modular platform, using the same core components. This means we can build any vehicle from the entire Arrival portfolio in any Microfactory.

Turning to our commercial vans: We are obviously very excited about UPS’s confidence in our approach, evidenced by their order and their investment in our company. The van market is huge. With a TAM of 2 million units projected by 2025, we see this as one of the fastest growth segments in the auto industry. Given that fleet operators buy functionality, we feel very good about our ability to grow this business. Our vans offer compelling advantages: We expect to have the lightest vehicle in the commercial EV space with the highest cargo capacity. In addition, we have the ability to further customize the body of the van to make it fit for purpose. We can also customize our modular battery packs and software to optimize for specific range and other requirements to further enhance our customers’ TCO.

We are also very excited about our commercial passenger bus. It leverages the same technology used in our vans, customized for the bus. The commercial passenger bus market has a TAM of over 130,000 units projected by 2025. We’re starting to collect letters of intent for this vehicle, which we expect will be in production by the end of 2021.

Our buses will be our first commercially available vehicles. We believe we can design and build a better bus at a lower price than current electric alternatives for cities around the world mandating zero emission solutions. As a result, we expect strong demand for our product. An electric bus in the US generally sells at around $750 thousand dollars. A diesel bus generally sells for $450 thousand dollars. We expect to produce an electric-powered “better” bus for less than $450 thousand dollars with an attractive operating margin. This significantly lower TCO is possible, partly due to our sustainable composite materials, which we have already mentioned. Since they are more durable than traditional automotive-grade options, our panels need replacing less frequently. And if replacement is needed, both the costs of materials and downtime are lower. In addition, being 50% lighter than steel, the reduction in weight provides improved vehicle range.

We like to think of our vehicles as technology devices on wheels. Each one is connected, which means that all of the vehicle performance data is available to both the driver and the fleet operator. This helps with predictive and preventative maintenance and fleet management optimization to further enhance the TCO.

I want to talk about the significant value we generate via our software capabilities. Underscoring our technology-first approach to vehicle production, we have over 500 software engineers on staff, which represents almost 40% of our entire staff. We are using the 5th generation software stack to further enhance the functionality of our vehicles and provide predictive data analytics to our fleet operators. All of this combines to allow constant optimization of our assembly processes, and allows enhanced customization of our vehicles to better fit the needs of our customers. Importantly, it also extends the life and value of our vehicles via Over The Air updates, from health monitoring to our plug and play build approach to component usage.

All of these elements are of course extremely compelling for our customers. We are able to combine all of those cost and functionality benefits with an elevated experience for our users too - be that a driver, a fleet manager or a passenger.

In the interest of time, I’m going to turn it over to our CFO, Tim Holbrow, to walk through our projection model. Tim.

Tim Holbrow, CFO

Thanks Denis and hello everyone. We expect that our Microfactory approach and the tremendous demand that we are seeing across our products will result in substantial revenue growth over the next 4 years. Anchored by our over $1 billion dollar UPS order and by substantial interest in our electric buses, we expect to begin commercial vehicle production in 2021. We have modeled roughly $1 billion dollars worth of revenue in 2022, growing to $5.1 billion dollars in 2023 and to over $14 billion dollars in 2024.

Due to our low-cost design and manufacturing model, as Denis and Avinash indicated earlier, we believe we can get to cash flow positive results with 3 Microfactories up and running. This is primarily a result of our expected strong gross margins for each of our vehicles – 38 percent for our buses and 21 – 34 percent for our vans, depending on size and configuration.

So, in 2022, we believe we will be EBITDA positive with 4 Microfactories established by year end. 2023 obviously sees a strong revenue ramp, and we expect that our high margin model will result in over $1 billion dollars in EBITDA. At the end of 2023, we expect to have 11 Microfactories in service. Finally, in 2024, we expect to scale meaningfully with 31 Microfactories in operation by year end.

We believe that at a $5.4 billion enterprise value, Arrival offers a very compelling valuation compared to a) our large TAM opportunity and b) where the market has valued other, less mature, electric vehicle companies. Slide 42 in the investor presentation details this out, but I’d just note that with approximately $1.2 billion in orders and line of sight to profitability, our implied valuation multiples for this transaction are - 0.4x expected 2024 revenue, or 1.7x expected 2024 EBITDA.

Over to Denis to wrap up.

Denis Sverdlov, Founder & CEO

In summary, what to remember about Arrival: we produce best-in-class electric vehicles priced competitively with fossil fuel variants, with lower TCO and we see our vehicles as a device on wheels. We created a radical new method to design and produce vehicles which use Microfactories, we don’t have stamping, no welding and no paint shop. These methods are protected by patents. Our factories are rapidly scalable at low CapEx. We developed vertically integrated in-house tech with a strong IP portfolio. Arrival is a is high-margin business enabled by hardware, software and next-gen robotics with $1.2 billion of orders. The company is expected to be profitable in 2023 and we have managed to attract the best talent capable to execute this plan. We have right now more than 1,200 people and we are already doing this for more than five years.